

Mail Stop 3561

December 18, 2015

Hillary Ebach
General Counsel
Journal Media Group, Inc.
333 West State Street
Milwaukee, WI 53203

> **Re:** **Journal Media Group, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 11, 2015**
> **File No. 001-36879**

Dear Ms. Ebach:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Litigation Related to the Merger, page 55

1. We note your disclosure in this amendment regarding two class action lawsuits. Please provide us with a copy of the complaint for each such lawsuit.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Russell Ryba